UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release – Prestige Wealth Inc. to Change Business Address

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: July 31, 2023	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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